                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                            (Amendment No. _____ )*


                                  DYNAMEX INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                 Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   26784F103
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                               September 30, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ X ]    Rule 13d-1(b)

         [   ]   Rule 13d-1(c)

         [   ]   Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  SCHEDULE 13G

CUSIP No.         US26784F103

----------------------------------------------------------------------------------------------------------------------------

          1.   Names of Reporting Persons.  I.R.S.  Identification Nos. of above persons (entities only).
               AMVESCAP PLC
               AIM Funds Management, Inc.
               AIM Advisors, Inc.
----------------------------------------------------------------------------------------------------------------------------

          2.   Check the Appropriate Box if a Member of a Group (see
               Instructions)
               (a)
               (b)

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          3.   SEC Use Only  _______________________________________________

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          4.   Citizenship or Place of Organization
               AMVESCAP PLC: England
               AIM Funds Management, Inc.: Ontario
               AIM Advisors, Inc.: Delaware
----------------------------------------------------------------------------------------------------------------------------

                                    5.      Sole Voting Power 1,268,128: Such
                                            shares are held by the following
                                            entities in the respective amounts
                                            listed: AIM Funds, Management, Inc.
                                            1,268,128

Number of Shares           --------------------------------------------------------------------------------------------------
Beneficially Owned
by Each Reporting                   6.      Shared Voting Power       ______-0-______
Person With
                           --------------------------------------------------------------------------------------------------

                                    7.      Sole Dispositive Power 1,268,128:
                                            Such shares are held by the
                                            following entities in the respective
                                            amounts listed: AIM Funds Management, Inc.
                                            1,268,128

                           --------------------------------------------------------------------------------------------------

                                    8.      Shared Dispositive Power     ______-0-______

----------------------------------------------------------------------------------------------------------------------------
          9.   Aggregate  Amount  Beneficially  Owned by Each  Reporting  Person
               1,268,128

----------------------------------------------------------------------------------------------------------------------------


          10.  Check if the Aggregate  Amount in Row (9) Excludes Certain Shares
               (See Instructions) N/A


----------------------------------------------------------------------------------------------------------------------------

          11.  Percent of Class Represented by Amount in Row (9)        10.9%
                                                                        ----


----------------------------------------------------------------------------------------------------------------------------

          12.  Type of Reporting Person (See  Instructions)
               IA, HC. See Items 2 and 3 of this statement.



                                  SCHEDULE 13G


Item 1(a)         Name of Issuer:
                  Dymanex Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices:
                  1870 Crown Drive
                  Dallas, TX 75234


Item 2(a)         Name of Person Filing:
                  AMVESCAP PLC

                  In accordance with Securities and Exchange Commission Release
                  No. 34-39538 (January 12, 1998), this statement on Schedule
                  13G or amendment thereto is being filed by AMVESCAP PLC
                  ("AMVESCAP"), a U.K. entity, on behalf of itself and its subsidiaries listed in Item 4 of the cover of this statement.
                  AMVESCAP through such subsidiaries provides investment management services to institutional and individual investors worldwide.

                  Executive officers and directors of AMVESCAP or its subsidiaries may beneficially own shares of the securities of the issuer to which this statement relates (the "Shares"), and such Shares are not reported in this statement. AMVESCAP and its subsidiaries disclaim beneficial ownership of Shares beneficially owned by any of their executive officers and directors. Each of AMVESCAP's direct and indirect subsidiaries also disclaim beneficial ownership of Shares beneficially owned by AMVESCAP and any other subsidiary.


Item 2(b)         Address of Principal Business Office:
                  30 Finsbury Square
                  London EC2A 1AG
                  England


Item 2(c)         Citizenship:
                  See the response to Item 2(a) of this statement.


Item 2(d)         Title of Class of Securities:
                  Common Stock, $.01 par value per share


Item 2(e)         CUSIP Number:
                  26784F103


Item 3 If this statement is filed pursuant to ss240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

          (e) [x] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E)

          (g) [x] A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G)

                  As noted in Item 2 above, AMVESCAP is making this filing on behalf of its subsidiaries listed herein. Each of these
                  entities is either an investment adviser registered with the
                  United States Securities and Exchange Commission under Section 203 of the Investment Advisers Act of 1940, as amended, or under similar laws of other jurisdictions. AMVESCAP is a holding company.





Item 4            Ownership:
                  Please see responses to Items 5-8 on the cover of this statement which are incorporated herein by reference.


Item 5            Ownership of Five Percent or Less of a Class:

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities,
                  check the following                                                             [   ]

Item 6            Ownership of More than Five Percent on Behalf of Another Person:
                  N/A


Item 7            Identification and Classification of the Subsidiary Which Acquired the Security Being Reporting
                  on By the Parent Holding Company:
                  Please see Item 3 of this statement, which is incorporated herein by reference.


Item 8            Identification and Classification of Members of the Group:
                  N/A


Item 9            Notice of Dissolution of a Group:
                  N/A


Item 10           Certification:
                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                  Signature:
                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                                       October 11, 2005
                                                              --------------------------------------------
                                                                       Date

                                                              AMVESCAP PLC

                                                              By:      /s/ Erick Holt
                                                              --------------------------------------------
                                                              Erick Holt
                                                              General Counsel
